Exhibit 99

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

CORRECTION NOTICE TO SECOND QUARTER AND YEAR TO DATE RESULTS PRESS RELEASE REGARDING “COMPLETE VEHICLE ASSEMBLY” SALES

August 10, 2012, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG; NYSE: MGA) Please note the correction below to our press release titled “Magna Announces Second Quarter and Year to Date Results” which was distributed on Thursday, August 9, 2012.  We apologize for any inconvenience.

The corrected amount (originally disclosed as $615) is underlined and in red in the table below.

Management’s Discussion and Analysis of Results of Operations and Financial Position

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED JUNE 30, 2012

Sales

	For the three months ended June 30,
	2012	2011	Change

Vehicle Production Volumes (millions of units)
North America	3.985	3.103	+	28%
Western Europe	3.307	3.548	-	7%

Sales
External Production
North America	$3,907	$3,533	+	11%
Europe	2,249	2,258		—
Rest of World	415	335	+	24%
Complete Vehicle Assembly	645	728	-	11%
Tooling, Engineering and Other	511	484	+	6%
Total Sales	$7,727	$7,338	+	5%

ABOUT MAGNA

We are a leading global automotive supplier with 296 manufacturing operations and 88 product development, engineering and sales centres in 26 countries. Our 115,000 employees are focused on delivering superior value to our customers through innovative processes and World Class Manufacturing. Our product capabilities include body, chassis, interiors, exteriors, seating, powertrain, electronics, mirrors, closures and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.